DIANE D. DALMY
                                ATTORNEY AT LAW
                             8965 W. CORNELL PLACE
                           LAKEWOOD, COLORADO 80227
                           303.985.9324 (telephone)
                           303.988.6954 (facsimile)
                          email: ddalmy@earthlink.net

September 23, 2011

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Amanda Ravitz-Branch Chief - Legal

Via Edgar Correspondence

RE:	Ballroom Dance Fitness, Inc.
	Amendment No. 5 to Registration Statement on Form S-1
	Filed February 1, 2011
	File No.: 333-167249

Dear Ms. Ravitz:

Please be advised that I have been engaged as securities counsel for Ballroom Dance Fitness, Inc., a Nevada corporation (the "Company") In accordance with the comment letter dated February 14, 2011 ("SEC Comment Letter"), please find our responses to the SEC Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the SEC Comment Letter. Also, please be advised that the Company has filed Amendment No. 6 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

Summary, page 5

1.	Please revised your disclosure so that all amounts presented agree exactly to the amounts in the financial statements within the document. The date of the auditor's report is incorrect as well. Reference is made to comment 2 from staff letter dated December 20, 2010, which is reissued.

RESPONSE:  We have revised the disclosure to comply with this comment.

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Securities and Exchange Commission
Page Two
September 23, 2011

Selected Financial Data, page 6

2.	The numerical balances in the table do not agree with your historical financial statements.  Please revise.

RESPONSE: We have revised the disclosure to comply with this comment.

Risk Factors, page 9
We are not currently profitable and may not become profitable, page 9

3.	Please update the disclosure within this risk factor to match the most current financial statements presented within this document.

RESPONSE: We have revised the disclosure to comply with this comment.

Description of Business, page 18

4.	We note that you will be able to produce your fitness DVD if you sell
25% of the shares in the offering. As you do not have an escrow account and funds will not be returned to investors, please revise to state whether you have any business plans if you sell less than 25% of the offered shares. Also revise the "Summary" and "Use of Proceeds" sections, as applicable.

RESPONSE: We have revised the disclosure to comply with this comment.

Use of Proceeds, page 20

5.	We note your response to our prior comment five and your updated disclosure that you intend to pay your executive officers each $72,000 once you receive at least 50% of the offering proceeds. Please revise your "Capitalization and Professional Fees" row of the "Use of Proceeds" table to include $144,000 in officer salaries, as you do not appear to have done so.

RESPONSE: We have revised the disclosure to comply with this comment.

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Securities and Exchange Commission
Page Three
September 23, 2011

6.	We note your response to our prior comment six and your disclosure that you will pay 20% of the offering proceeds to "consultants" as a commission. Please disclose the names of these consultants and explain the services that they are no providing in the offering such that they are entitled to receive 20% of the offering proceeds. Please also include these fees under "Other Expenses of Issuance and Distribution" on page one of Part II of your filing or advise.

RESPONSE: We have revised the disclosure to comply with this comment.

7.	Please also revise the table to provide a line item to reflect the net proceeds of the offering, which should reflect the gross proceeds minus the capitalization fee. Alternatively, advise.

RESPONSE: We have revised the disclosure to comply with this comment.

Dilution, page 23

8.	Please ensure that all information presented within this section has been updated to the most recent balance sheet date. Also, information in the narrative and information in the table should be consistent where applicable.

RESPONSE: We have revised the disclosure to comply with this comment.

Results of Operations, page 33

9.	Please revise pages 33 and 34 to reflect numerical balances that are consistent with your historical financial statements.

RESPONSE: We have revised the disclosure to comply with this comment.

Liquidity and Capital Resources, page 34

10.	Please revise your discussion to reflect numerical balances that are consistent with your financial statements.

RESPONSE: We have revised the disclosure to comply with this comment.

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Securities and Exchange Commission
Page Four
September 23, 2011

Financial Statements

11.	As stated in staff comment letter dated December 20, 2010, please revise your financial statements to reflect the appropriate periods, which should coincide with the financial statements referenced in the accountants' report on page F-2. Refer to comment 14 from staff comment letter dated December 20, 2010, as this comment is reissued in full.

RESPONSE: We have revised the disclosure to comply with this comment.

12.	As stated in comment 15 from staff letter dated December 20, 2010, we may have significant additional comments upon review of the appropriate financial statements once they have been included in your revised document.

RESPONSE: We have revised the disclosure to comply with this comment.

13.	In this regard, we note that you have not complied with our prior comments 32, 33 and 34 from staff letter dated October 19, 2010 (and as reissued in comment 15 from staff letter dated December 20, 2010). Please comply with these disclosures in your revised financial statement presentation.

RESPONSE: We have revised the disclosure to comply with this comment.

14.	Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and
Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis. In this regard, it appears that updated financial statements are required to be provided in your next amendment.

RESPONSE: We have revised the disclosure to comply with this comment.

Thank you for your attention in this matter.

Sincerely,

Diane D. Dalmy

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